Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Capital One Financial Corporation

Subject Company: North Fork Bancorporation, Inc.

Commission File Number for the Related Registration

Statement on Form S-4: File No. 333-133665

On October 18, 2006, Capital One Financial Corporation (“Capital One”) held a conference call to discuss the third-quarter 2006 earnings of Capital One. You can obtain copies of public filings referenced in the following transcript by requesting them in writing or by telephone from Capital One Financial Corporation, Investor Relations Department, 1680 Capital One Drive, McLean, Virginia 22102, telephone (703) 720-2455 or North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, New York 11747, telephone (631) 844-1004.

A copy of the transcript of the call follows:

CORPORATE PARTICIPANTS

Mike Rowen

Capital One Financial Corp. - VP, IR

Gary Perlin

Capital One Financial Corp. - EVP & CFO

Rich Fairbank

Capital One Financial Corp. - Chairman, President & CEO

CONFERENCE CALL PARTICIPANTS

David George

A.G. Edwards - Analyst

Chris Brendler

Stifel Nicolaus - Analyst

Joel Houck

Wachovia - Analyst

Eric Wasserstrom

UBS - Analyst

Craig Maurer

Soleil - Analyst

Laura Kaster

Sandler O’Neill - Analyst

Scott Valentin

Friedman, Billings, Ramsey - Analyst

Joseph Dickerson

Atlantic Equities - Analyst

Meredith Whitney

CIBC World Markets - Analyst

Moshe Orenbuch

Credit Suisse - Analyst

Richard Shane

Jefferies & Co. - Analyst

David Hochstim

Bear, Stearns - Analyst

Bill Rubin

The Boston Company - Analyst

Jeff Colburn

Wentworth Hauser - Analyst

Darren Teller

Lehman Brothers - Analyst

Ed Groshans

Fox-Pitt Kelton - Analyst

Bob Napoli

Piper Jaffray - Analyst

PRESENTATION

Operator

Welcome to the Capital One third quarter 2006 earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer period. [OPERATOR INSTRUCTIONS] I would now like to turn the call over to Mr. Mike Rowen, Vice President, Investor Relations. Sir, you may begin.

Mike Rowen - Capital One Financial Corp. - VP, IR

Thank you very much, Sheila. And welcome, everyone, to Capital One’s third quarter 2006 earnings conference call. As usual, we are webcasting live over the Internet. For those of you who would like to access the call on the Internet, please log on to Capital One’s website at www.capitalone.com, and follow the links from there. In addition to the press release and financials, we have included a presentation summarizing our third quarter 2006 results. With me today is Mr. Richard Fairbank, Capital One’s Chairman and Chief Executive Officer, and Mr. Gary Perlin, Capital One’s Executive Vice President and Chief Financial Officer, who will walk you through this presentation. To access a copy of the presentation and press release, please go to Capital One’s website, click on investors, then click on quarterly earnings release.

Please note that this presentation may contain forward-looking statements. Information regarding Capital One’s financial performance and any forward-looking statements contained in today’s discussion and in the materials speak only as of the particular date or dates indicated in the material. Capital One does not undertake any obligation to update or revise any of this information, whether as a result of new information, future events, or otherwise. Numerous factors could cause our actual results to differ materially from those described in forward-looking statements. For more information on these factors, please see the section titled “Forward-looking Information” in the earnings release presentation, accessible at the Capital One website and filed with the SEC.

Some additional information about the Capital One-North Fork transaction. In addition — in connection with the proposed merger of Capital One and North Fork Bancorporation, Capital One has filed with the SEC a registration statement that includes a joint proxy statement of Capital One and North Fork, and that also constitutes a prospectus of Capital One. Capital One and North Fork shareholders are urged to read the joint proxy statement/prospectus. Further information about how to obtain a copy of the joint proxy statement/prospectus is contained in the earnings presentation located at the Capital One website and filed with the SEC earlier today. At this time, I will turn the call over the Mr. Gary Perlin, Capital One’s Executive Vice President and Chief Financial Officer, for his comments. Gary?

Gary Perlin - Capital One Financial Corp. - EVP & CFO

Thanks, Mike. Good afternoon to everyone. Capital One’s earnings and loan growth in the third quarter of 2006 reflect solid performance across all our business segments, a continuing favorable credit environment and expected seasonal patterns. Earnings per share of $1.89 grew 4% from the prior year quarter, while net income after tax grew by 20% over the same period to $588 million. As you will see, most, but not all of the year-over-year income growth was driven by the acquisition of Hibernia in the fourth quarter of 2005, which also increased our average shares outstanding. We saw solid loan growth this quarter of 4% over the previous quarter. We experienced growth across all out of our North American businesses, most notably in our U.S. card segment. Managed loans at quarter end totaled $112 billion. Average deposits also grew slightly in the quarter to $47.5 billion. A modest improvement in net interest margin and strong growth in noninterest income contributed to an 18 basis point increase in revenue margin over the previous quarter. While credit metrics remain at historically favorable levels, losses did rise modestly in the quarter. The charge-off rate of 2.92%, while up 17 basis points from the prior quarter, is still considerably below historical rates. Assuming a dilutive impact of $0.30 from the anticipated fourth quarter close of the North Fork acquisition, we now expect to see full year diluted EPS at the higher end of our guidance range of $7.40 to $7.80.

Now let’s turn to slide 4 to review the third quarter income statement. It’s important to remember the income statement effects of the acquisition of Hibernia in the fourth quarter of last year. Share count has increased, as have revenue and operating expenses. The addition of Hibernia’s lower loss assets has resulted in a substantially different portfolio mix for Capital One, leading to a decrease in revenue margin and a corresponding decline in the charge-off rate. While it’s been our practice to highlight changes in the income statement relative to the year ago quarter, the significant impact of the acquisition makes it more useful to compare current quarter results to the previous quarter. Net interest margin grew 5 basis points over the prior quarter, despite the negative impact related to the completion in the third quarter of the financing plan for the North Fork acquisition. Revenue grew $153 million, or 5%, in the third quarter versus the second quarter, largely driven by increases in organic loan growth and noninterest income. In the third quarter, operating expenses increased as expected, owing largely to several infrastructure initiatives, including the ongoing conversion of our cardholder systems to the Total Systems platform. The current phase of this conversion is progressing very smoothly. Finally, this quarter saw a one-time decline in our tax rate resulting from a $19 million reduction of tax expense related to a resolution of certain tax issues with the IRS.

Now let’s turn to slide 5 for a look at credit performance and trends. Charge-off and delinquency rates continue to remain at historically low levels. Capital One’s quarterly managed charge-off rate remained below 3% at 2.92%. While managed delinquencies ended the quarter at 3.29%, this represents an increase of 17 basis points in the managed charge-off rate and an increase of 24 basis points in the managed delinquency rate from the second quarter of this year. The fact that our credit metrics remain at historically favorable levels reflects the continued strong credit performance of the U.S. consumer, Capital One’s addition of lower loss assets, and the ongoing impact of the change in bankruptcy law which took effect 1 year ago this week. Rich will speak in a couple of moments about the credit performance of each of our businesses. Looking at the Company as a whole, the modest rise in third quarter charge-offs is explained by several factors, notably a seasonally expected rise in auto charge-offs. We also believe, however, that what we are seeing is part of the gradual return to more normal levels of losses following the impacts of last year’s bankruptcy legislation.

Now let’s turn to slide 6 for a review of our provision and allowance for the quarter. Given our charge-off experience through the first 3 quarters of this year, we no longer expect charge-offs to return to normal levels by the end of 2006. This revised outlook taken by itself would have caused us to reduce allowance in the quarter. As you can see, however, we had a net allowance build of $75 million. This is the result of robust loan growth in the quarter. While we’ve only seen losses rise modestly off their post bankruptcy spike low, we believe this trend will continue and losses will return to normal levels in 2007. Future allowance calculations will, of course, reflect regular updates on the pace of that normalization, the size and composition of our reported loan portfolio, and any other changes in the credit environment. With respect to the finance charge and fee suppression amount, seasonal increases in delinquencies drove a modest quarterly rise in the amount of finance charges and fees billed, of which a portion is deemed uncollectible. Taken together, it was another solid quarter for Capital One. Rich will now provide greater detail about each of our businesses. Rich?

Rich Fairbank - Capital One Financial Corp. - Chairman, President & CEO

Thanks, Gary. I’ll start with U.S. Card on slide 7. Our U.S. Card business continues to deliver strong profits, growth, and credit performance. Year-to-date, U.S. Card has generated nearly $1.6 billion in net income. That’s about $200 million, or 15% ahead of the first 3 quarters of last year. Net income for the quarter was $462 million, down $20 million, or about 4% from the third quarter of last — third quarter of last year. The second graph shows the continued strong credit performance in U.S. Card. Both charge-off and delinquency rates rose modestly in the quarter. Some of this rise resulted from expected seasonality and some resulted from the normalization of credit, that Gary discussed. U.S. Card delivered solid loan growth for the second quarter in a row. Loans were up $2.3 billion to $51 billion. Several factors contributed to loan growth in the quarter. Our Rewards business continued to grow. We experienced favorable attrition and balance build in our portfolio. Substitution pressure from home equity lines has abated somewhat, and our own retention and account management efforts have been successful. Also we experienced a full quarter of results from our new Prime rollout.

The revenue margin in U.S. Card increased 37 basis points from the second quarter of 2006, and net interest margin improved by 5 basis points. Normally we would see a larger seasonal improvement in net interest margin, but 2 factors largely offset the expected seasonality this year. As we discussed last quarter, the very strong credit environment means fewer late fees, which are included in our net interest margin. Lower late fees drove more than half of the decline in net interest margin from the third quarter of last year. The other key driver of net interest margin in U.S. Card is the proportion of loans that are at introductory rate. At the end of the third quarter, we had a higher proportion of loans at introductory rate compared to the third quarter of last year. Some of our products include low introductory rates. But unlike many of our competitor offers, our products build long-term customer loyalty and achieve profitability without relying on aggressive penalty repricing. Purchase volume was up 13% over the prior year quarter, reflecting the continued growth in our Rewards card and transactive business. In the highly consolidated and competitive U.S. Card market, our strategy of focusing on long-term profitability and growth in targeted segments continues to pay off. Our U.S. Card business remains well positioned for continued success going forward.

Turning to slide 8, I’ll discuss our Global Financial Services, or GFS segment. For context, remember that GFS includes several distinct businesses in multiple geographies, including a portfolio of smaller development stage businesses. Domestically, GFS primarily includes small business, installment lending, home loans, and point of sale healthcare finance. Internationally, GFS includes our UK and Canadian credit card and consumer lending business. GFS net income increased $25 million, or 31% versus the year ago quarter. Managed loans grew $3.9 billion, or 17% since the third quarter of 2005. Nearly all of our growth came from our GFS businesses in North America. As you can see in the lower graph, GFS charge-off improved modestly in the third quarter to 3.7%. This improvement resulted from the sale of charge-off debt in the UK, which reduced charge-offs by 30 basis points. Therefore without this debt sale, GFS charge-off rate would have increased to 4.0%. And this reflects the expected seasonality, normalization of bankruptcies, and continued credit pressure in the UK. The GFS delinquency rate is stable.

As has been the case for many quarters the strong performance of our GFS businesses in North America more than offset the challenges in our UK business. In the UK, credit challenges continue across the unsecured consumer lending industry. Although adverse trends moderated somewhat in the third quarter, we don’t see any fundamental change in the underlying consumer credit environment. Debt service ratios remain high. More importantly, the steep rise in bankruptcies is likely to continue, given the large stock of highly indebted households and the aggressive marketing by debt management companies. As a result, we believe that UK charge-offs will continue to increase, which is why we added to reserves and wrote down the I/O strip for our UK trust a quarter ago. Our UK business also continued to experience net interest margin pressure in the third quarter. In the challenging credit environment, we’ve focused our UK marketing efforts on building lower loss balances. As a result, loans continue to decline modestly, and we’ve shifted our asset mix towards loans with higher credit quality, but lower margins. In September, we implemented the industry-wide 12 pound penalty fee guideline issued by the Office of Fair Trading. This move also negatively impacted net interest margin.

All of our North American businesses delivered strong performance in the third quarter. Small business delivered strong growth in both loans and profits versus the third quarter of 2005. Small business charge-off rate remains at historically low levels. Growth in our installment loan business was the major contributor to overall GFS loan growth in the quarter. The flat yield curve helped installment loan growth as our fixed rate installment loan products are an attractive alternative to variable rate home equity lines credit. Very low credit losses, stable margins and strong loan growth helped the business to post higher profits, as well. Capital One home loans posted another record quarter of originations and profits. Our diversified set of home loan products reduced the impact of interest rate cycles on our home loan business. And our Canadian credit card business also posted solid growth in profits and loans in the third quarter, and delivered another quarter of strong and stable credit performance. Overall, our GFS segment is on a solid trajectory, and continues to drive diversification and growth of both loans and profits.

On slide 9, you’ll see quarterly performance for our Auto Finance segment. Auto Finance profits in the quarter were $35 million, up $43 million from the third quarter of last year. The growing scale of our Auto Finance business allows us to maintain solid profitability despite expected quarter-to-quarter seasonal impacts. Managed loans of $21 billion are up $600 million from the second quarter, driven by $3.2 billion in originations in the quarter. Loans are up $5.4 billion from the year ago quarter, resulting from the inclusion of Hibernia’s auto loan portfolio, and organic growth in our dealer and direct channels. In prior years, we grew originations primarily by expanding our geographic reach and the number of relationships in our dealer channel. Now that we’ve achieved broad dealer coverage across the country, current and future origination growth will depend on deepening existing dealer relationships by leveraging our multi-channel full credit spectrum capabilities.

The charge-off rate for our Auto Finance business improved by 20 basis points from the third quarter of 2005, reflecting the favorable credit environment and the higher proportion of prime loans in our portfolio. Charge-offs and delinquencies both rose in the quarter, exhibiting expected seasonal moves. The auto finance market remained highly competitive in the quarter. We observed aggressive pricing across the credit spectrum driven by the captives in prime and one national scale lender in non-prime. While used car prices remained near recent highs, they softened somewhat in the third quarter. Overall, our Auto Finance business posted another solid quarter and continues to gain momentum in scale.

Turning to slide 10, I’ll discuss our banking segment results. For context, remember that this segment is not the same as Hibernia’s legacy business in a number of ways. It excludes Hibernia-originated auto loans and the legacy Hibernia securities portfolio. It includes Capital One’s branchless deposit business, as well as all integration costs and CDI amortization. Profits rose 7% in the third quarter to $46 million. Deposits increased $424 million to $35.7 billion. Recall that customers deposited roughly $4.5 billion in the bank in the months following the 2005 Gulf Coast hurricane. We’ve said before that we expect a significant portion of these deposits to run off as customers use these funds for rebuilding and recovery efforts. This runoff began last quarter and continued in the third quarter. Deposits continue to grow in Texas and the parts of Louisiana that were not significantly disrupted by the hurricane. Growth in these areas largely offset the runoff in deposits in the hurricane impacted areas.

As you’d expect, the current rate environment is affecting our mix of deposits. We continue to see more growth in higher yielding time deposits and money market accounts than in transaction accounts. Managed loans were up $37 million in the quarter. Similar to the deposit story, loan balances in the areas most impacted by the hurricanes continue to decline, while loan balances continue to grow in other parts of Louisiana and in Texas. The Texas de novo branches continue to post strong loan and deposit growth, and we opened 9 new branches in the quarter, bringing our year-to-date total of de novo openings to 19. We are in various stages of construction on 23 additional de novo branches targeted to open in 2006, although some of these openings might spill over into early 2007. Credit metrics remain modestly elevated in the post hurricane environment. Our charge-off rate was up 3 basis points to 0.48%, and delinquencies improved 2 basis points to 0.36%. Credit is holding up well in the banking segment. But we expect some volatility in the short-term as a result of hurricane impact. And we continue to manage credit very closely. Integration is proceeding smoothly and we’ve completed about 90% of the Hibernia integration activity. We’re on track to complete all of the integration projects in early 2007 as planned. In the third quarter, our banking segment delivered another quarter of solid results and significant progress on integration.

I’ll conclude tonight with a brief update on our planned acquisition of North Fork. On August 22nd, both Capital One and North Fork shareholders approved the merger. Integration planning is well underway and it is proceeding smoothly. We’re combining the remaining Hibernia integration tasks and the North Fork integration into a single program. Holistic tracking and management of the combined bank integration program will ensure that we identify appropriate linkages and leverage lessons learned. John Kanas, North Fork CEO, will lead Capital One’s banking segment and the combined integration activity after the acquisition closes in the fourth quarter. This quarter’s results demonstrate Capital One’s continuing ability to deliver on our strategy. We are well positioned for continuing success in each of our businesses and we are confident that the acquisition of North Fork will further enhance our ability to deliver enduring shareholder value. With that, we’ll take your questions. Mike?

Mike Rowen - Capital One Financial Corp. - VP, IR

Thank you, Rich. We will now start the Q&A session. If you have any follow-up questions after the Q&A session, the investor relations staff will be available after the call. As a courtesy to other investors and analysts who may wish to ask a question, please limit yourself to only 1 follow-up question. Sheila, please start the Q&A session.

QUESTION AND ANSWER

Operator

Yes, sir. [OPERATOR INSTRUCTIONS] David George, A.G. Edwards.

David George - A.G. Edwards - Analyst

Rich, could you talk about your commentary in terms of your view about credit normalizing in 2007? It looks like the portfolio, obviously has become more prime and super prime based than it has been during prior consumer credit cycles. Just want to get your sense as to what a normalized charge-off rate would be for the book in ‘07, at least a range. And then I’ve got one quick follow-up.

Rich Fairbank - Capital One Financial Corp. - Chairman, President & CEO

David, I mean, obviously our Company is — when we look at our overall charge-off rate, it’s a mix of a lot of businesses we didn’t have before. The place where the biggest credit impact — positive credit impact has happened is in the credit card business, and in the domestic GFS business.

And, I think, you can just go back and look at the general running rates before the bankruptcy spike hit to get an indication of the kind of direction — the kind of ultimate destination that we think represents a sort of an equilibrium in this business. I think we have a strong conviction of people who have been in this business for 18 years now, I am personally in doing this thing that while the bankruptcy lull has been extraordinary. It’s lasted longer than anyone would have expected. At some point, I think consumers that are inclined to charge-off are going to find a way to do it. And they may choose the old fashioned way of just not paying. We believe that deeply, and it’s not just a sort of an attempt to just be hyper conservative. I think it is a very kind of plausible thing. That said you can see in our numbers we released here, we continue to see a very strong credit situation. Delinquencies, roll rates, recovery rates, payment rates, I mean it’s very rock solid when you look at our domestic credit card business. But I really do think the forces of gravity, or as we maybe would say antigravity here, will — should prevail. Although relatively slower than we would have otherwise guessed.

David George - A.G. Edwards - Analyst

Okay. That’s helpful. And then just a quick follow-up on an unrelated topic. I know you’ve addressed this in the past. But just philosophically, can you talk about your view toward dividend policy post the North Fork closing?

Gary Perlin - Capital One Financial Corp. - EVP & CFO

David, it’s Gary, I’ll be glad to take that question. Obviously, we’re in the midst of a major transformation and our Company’s becoming more balanced, more diversified, less risky. And so, it’s obviously an appropriate time for us to reassess our capital requirements and our capital strategy. You know we’ve already announced our intention to repurchase $3 billion worth of stock over the second half of 2007 and 2008. And so as things evolve, we’ll constantly take a look at our capital position and our capital requirements and determine what is most effective way to deploy that capital, including all of the options available to us, investments, return to shareholders through the repurchases or dividends. We’ll keep that under consideration.

Mike Rowen - Capital One Financial Corp. - VP, IR

Next question, please?

Operator

Chris Brendler, Stifel Nicolaus.

Chris Brendler - Stifel Nicolaus - Analyst

Question on the card business. I know that these metrics, on a quarterly basis, are not to be relied on too heavily in terms of trends. But account growth the first time a while in the card business, and good receivables growth, you mentioned attrition as a positive driver. But also the spending volume seems to have slowed down a little bit. Is there a mix shift going on in the business that you’re adding? You mentioned the new Prime strategy. Are we targeting receivables growth again in credit card and debt because of what’s happening in the housing market? At least in your opinion.

Rich Fairbank - Capital One Financial Corp. - Chairman, President & CEO

Chris, I don’t think there’s a dramatic mix shift going on at Capital One. It’s a really slow, gradual, but very consistent mix shift that’s going on toward more rewards based transactor business, and generally away from the more balanced transfer-based sort of prime revolver business. But it’s a gradual one. Now the — I think you’re right that certainly several things have sort of picked up the growth a little bit, I think, in terms of the environment. While, again, we are still unable to measure it. Just from everything we see, we intuitively believe that the home equity effect has probably been something that we’ve underestimated in the past, and I think the sort of lessening of that effect is something that will probably help the card industry in general grow a little bit.

I think also our reentry into the prime business, which of course, we have stayed out for something like 6 quarters we’ve been sitting on the sideline. The rollout that we did started at the end of last quarter — the end of the second quarter. It’s in full rollout this quarter, and all indications are that it’s going — it’s going well. So, I think we may — the revolver business is not something that we want to forever walk away from. I think that we have the potential to grow a little more in the revolver space than we did before. But if I were to generally characterize, though, where we’re going with Capital One, it still is a gradual migration towards the transactor and rewards space. But for the first time now in really quite some time, we have some pretty good growth sort of across the boards in our card segment.

Chris Brendler - Stifel Nicolaus - Analyst

One quick follow-up if I could. You mentioned last quarter that the purchase volume came in a little bit lighter than you expected, and you chalked that up to some of the trends we’d seen at the retailers, and just consumers tightening up a little in light of gas prices. But this quarter it’s decelerated again. Where was it versus your expectations? And do you think — how do you feel about the consumer in terms of a spending level today given the data that you have access to?

Rich Fairbank - Capital One Financial Corp. - Chairman, President & CEO

Yes, it was modestly lower than our projection and nothing too striking. But for the second quarter in a row, it came probably a couple percentage points kind of below the kind of growth rate that we otherwise would have expected. I think what you’re seeing here is a consumer that’s behaving very conservatively. My whole experience in building Capital One has been that when there are pressures on the economy, the consumer seems to be more conservative along the key metrics that you would expect him to. I often have joked that when the economy is under pressure, the consumer is way more rational than the corporations who sometimes serve them. But I think, Chris, we’re probably seeing that effect. I think consumers are just being careful. And so — but I think it’s a — it’s kind of a small effect that we see, nothing huge at this point. I continue to just be — baffled is an overstatement, but struck is a slight understatement, still by the robustness and sort of rationality of the American consumer.

Chris Brendler - Stifel Nicolaus - Analyst

Thanks for the color.

Mike Rowen - Capital One Financial Corp. - VP, IR

Next question, please.

Operator

Joel Houck, Wachovia.

Joel Houck - Wachovia - Analyst

Just wondering if you had some color on Q4 marketing spend in light of the fact that it’s your biggest quarter and it looks like more opportunities are coming your way in the marketplace. If you could add some color, there, that would be helpful, Rich.

Rich Fairbank - Capital One Financial Corp. - Chairman, President & CEO

Okay. Well, traditionally, the fourth quarter has been a quarter of stronger than average marketing spend for us. We do a lot of seasonal marketing programs, like a Bowl sponsorship and a lot of investments on things that you watch on TV. Typically, that has a seasonality to it. And generally, it’s a time a lot of consumers are stepping up and getting credit cards and using cards more, so we have reflected that seasonality in our own investment. The only thing I want to caution a little bit here is, in one way things might be slightly lighter than our historical patterns, and that is that because we are in the fourth quarter and really, as we speak, going through our conversion of our operating platform, we did front load some of the marketing programs we would have done in the fourth quarter to do them into the third quarter. Now, when I was sitting with my folks a few days ago, and I set them up with this question saying, so you front loaded some fourth quarter stuff into the third quarter, and you wish you had more marketing to do in the fourth quarter. And I said well, look, next year I want you to think that you’re doing a conversion, do it all in the third quarter, and then plan for a whole bunch more in the fourth quarter. But all jokes aside, I think that we think it’ll be a solid quarter of marketing and growth in our business.

Mike Rowen - Capital One Financial Corp. - VP, IR

Next question, please.

Operator

Eric Wasserstrom, UBS.

Eric Wasserstrom - UBS - Analyst

Just to circle back to a topic that was touched on before, I’m still a little unclear about what drove the growth in card account balances in the period. Was it simply just relatively strong consumer spending? Or was it new product? Is there any kind of attribution that you can give us?

Rich Fairbank - Capital One Financial Corp. - Chairman, President & CEO

Eric, we have had a lot of success of late with — I mean we’ve been working on it for years. But account management, balance build programs and a very, very concerted effort on - for several years - on marketing product that will have much better long-term attrition characteristics. You remember as we’ve stayed away from the hyperchurn massive penalty repricing products and so on, and invested in things that have generally slower balance builds, but ultimately some more enduring performance. I think collectively that’s leading to less attrition and some building of balances a little bit more the old fashioned way, the way card business used to work many years ago. So at a time when I think the industry is being — we’re seeing sort of more manifestation in the industry of massive zero percent teaser marketing, huge penalty-based repricing that I think appear to be sort of the basis for some of the economics of those products, which creates not only a sort of a question in terms of the long-term consumer value proposition there, but really sort of a churn that gets hard to get escape velocity from. We’ve sort of done the opposite of that. We’re building slowly and un-glamorously a business that I think is a little bit more, to use the tired phrase, built to last.

Eric Wasserstrom - UBS - Analyst

Okay. And was there a new product influence in the period at all?

Rich Fairbank - Capital One Financial Corp. - Chairman, President & CEO

The only — no — the only new — the only thing different, the first full period that we have had the rollout back into the prime revolver space. That’s not so much about product innovation. It’s really a variety of different offerings to micro-segments where we have finally figured out after a lot years — after a lot of quarters on the sideline, how to create products that people will respond to that don’t have the sort of built in trap of the massive penalty repricing.

Eric Wasserstrom - UBS - Analyst

Got you. Okay. That’s very helpful. Thanks very much.

Operator

Laura Kaster, Sandler O’Neill. And hearing no response, we will take our next question from Craig Maurer, Soleil.

Craig Maurer - Soleil - Analyst

Question regarding a comment you made earlier about a higher proportion of loans in the book — on the books now at introductory rates. Clearly, that’s counter to some things you’ve discussed before regarding staying away from those kinds of offers, meaning that less than 10% of your offers were driven by those versus the big banks. I was wondering if there’s been a change in the response rate you’ve seen from pure loyalty and rewards types, or was this just the direct result of the new prime program? Thanks.

Rich Fairbank - Capital One Financial Corp. - Chairman, President & CEO

No, this isn’t really just actually focused really in our prime rollout. I want to pull up and make a few philosophical comments. We invented teaser rates really for the industry many years ago. And they were structured around the notion of giving great deals to consumers with an added feature that the first number of months are particularly extra attractive. And a lot of — what we’re marketing in many ways, is the sort of old fashioned notion of teaser rates that — where the economics is based on being able to stand on your own 2 feet and make good money at the go-to rate. And that is — that is how these products work. It is not necessarily how a lot of the industry’s teaser rate products work. However, I really want to caution that while down from a very low number, our number is up in terms of the percentage of our portfolio on introductory rates. This is not a sea change in Capital One’s marketing at all. I was just looking at Moshe Orenbuch’s report on the — what he sees in the mail from all of the issuers. And generally he was — his measures had for the largest credit card issuers, basically 85% to 90% of their mail was long zero percent balance transfer teasers, and he had Capital One at 15% in that thing. So we are still in a different ZIP Code. Basically what we’re doing is using introductory rates to help stimulate the sale of a structurally sound product that in many ways really like the good old fashioned teaser rates were. But we use it selectively in super prime, sometimes in prime. It is not the bulk of what we do.

Craig Maurer - Soleil - Analyst

Okay, thanks.

Mike Rowen - Capital One Financial Corp. - VP, IR

Next question, please.

Operator

Laura Kaster, Sandler O’Neill.

Laura Kaster - Sandler O’Neill - Analyst

Rich, you seem to be maybe not more bullish on the domestic cards base, but a little less bearish than you used to be. Would you say that’s due not only to improved credit trends that we’re seeing in the U.S. but also maybe less irrational competition?

Rich Fairbank - Capital One Financial Corp. - Chairman, President & CEO

It’s an amazing day when the CEO stands up and says now, despite you all’s optimism, I really want to stress that we believe there will be a significant increase in charge-offs in the industry and for Capital One in the coming year, because we believe that this great credit environment just can’t last forever. But I — so I chuckle that I’m still labeled as bullish. But honestly, you probably detect that — it’s probably a good detection in the sense that even the return of charge-offs to more normal levels is not to be mistaken by bad credit anticipation, whatsoever. It’s just making sure we don’t get reliant on an abnormally great situation. I’m very bullish about this business, even in its equilibrium levels. And I think that, I guess if you detect an increased bullishness, it is the fact that we have found really pretty much now across the board in the segment — in the major segments of the business that we’ve been able to fend off the competition whose product structures we were getting increasingly alarmed about. And in some cases our only defense was just to sort of sit on the sidelines and while we can sit on the sidelines and flag it, it isn’t the most fun thing to do. I think that we feel a — an ability to really be successful across the board in the face of some very tough competition. And I think, also doing this quarter after quarter, we have just begun to, again as I said earlier, while it hasn’t been glamorous, just get on a trajectory that just sort of builds on itself, instead of setting up the seeds of attrition on a growing basis, which I think one can fall into that trap with some of the products that are out there in the industry.

So I feel Laura, — also the thing I’ve always said about the U.S. Card business is some day it will become mature, and all that will be left is a small number of really big scary players. And that’s what we have now. So while it’s kind of an awesome thing to be part of a pretty mature business with fierce competitors, I’ve also said that the most important skill — thing I would want to have at maturity, is the power of IBS. And I think that we certainly are seeing the continued benefits. The last part I will say is that we have really spent almost 3 years now working to change out our operating system. And again, that’s not a highly glamorous thing, but it is a profoundly important thing to keep us in a position to be able to be quick to market, to be able to have the rapid cycle and extensive innovation that’s been an underpinning for Capital One. So 3 years of very hard work to redesign our processes, change out broadly our virtually our entire operating system, I think puts us in a position where we can go back and do business that we — the way we always have. So we’re pretty excited about that, Laura. We just want to make sure that everyone takes a — as grounded a view about the credit environment that is likely to be out there. And that’s why I sound a bit like a broken record on that.

Laura Kaster - Sandler O’Neill - Analyst

Okay. I appreciate your color on that. And then just 1 follow-up. A lot of the questions I get regarding your North Fork integration are the rebrandings of the branches. The concern over attrition levels, be it in customers and/or employees. Can you give us an update, assuming that North Fork closes November 1st, as an example, how quickly you would be rebranding those and what your plans are?

Rich Fairbank - Capital One Financial Corp. - Chairman, President & CEO

Well, I think that we have great respect for the incredibly effective business model and the great customer relationships that North Fork has. And we want to be very careful to operate very sure footedly with respect to this integration and the rebranding. So I think that we have plans underway to do a rebranding. We have — I’ve met with a lot of customers and the associates. I think our big message for the customers and the associates is, this is not Capital One coming into to radically change the business model. This is about really keeping the continuity of the great business model that North Fork has, and helping to create a scalable growth opportunity through some of the benefits Capital One can bring to the table.

Mike Rowen - Capital One Financial Corp. - VP, IR

Next question, please.

Operator

Scott Valentin, Friedman, Billings, Ramsey.

Scott Valentin - Friedman, Billings, Ramsey - Analyst

In the card fee income line, it looks like it was up about $80 million, which appears to be pretty significant. Any one time events in that line?

Gary Perlin - Capital One Financial Corp. - EVP & CFO

This is Gary speaking. Can’t speak to the specific dollar amount, but one of the things that we did see this quarter, as Rich said, although purchase volume was down a little bit, the profitability of that business, of the transactor business, was up somewhat. So in terms of interchange profitability, although the volume was down a little bit, the purchase volume was not up quite as much as it had been. The cost of the rewards actually came down somewhat. So as a result, you’re going to see a slightly better profitability along that line item.

Scott Valentin - Friedman, Billings, Ramsey - Analyst

Okay. And a follow-up, if I may. Gary, you mentioned earlier about the impact of the financing plan having a negative impact on margin. Do you know offhand what it would have been if you hadn’t implemented the plan this — the third quarter?

Gary Perlin - Capital One Financial Corp. - EVP & CFO

Yes, Scott, the effect of having completed the financing plan, and obviously parking those proceeds in relatively short-term investments drags our overall net interest income down by about 4 basis points in the quarter.

Scott Valentin - Friedman, Billings, Ramsey - Analyst

Thank you very much.

Mike Rowen - Capital One Financial Corp. - VP, IR

Next question, please.

Operator

Joseph Dickerson, Atlantic Equities.

Joseph Dickerson - Atlantic Equities - Analyst

Hi, I just had a quick question. You mentioned something about a sale of debt in the UK, and I was just wondering if there were in gains or losses on that? And if you could just give a little bit more color on that sale?

Gary Perlin - Capital One Financial Corp. - EVP & CFO

Yes, sure, Joe. It was relatively a small sale that resulted in gains of about $20 million. And again, you will have seen the impact of that on some of the metrics in our trust, particularly if you take a look at the net charge-offs, you’ll see an improvement there. And effectively, it’s an acceleration of the recoveries.

Joseph Dickerson - Atlantic Equities - Analyst

Okay. And then if I could ask a follow-up to Rich, in terms of the rationality of the U.S. consumer. If you look in this consumer environment versus say, I don’t know, 2001, late 2001 era, how would you characterize the rationality now versus then?

Rich Fairbank - Capital One Financial Corp. - Chairman, President & CEO

Well, the consumer ended up, despite all of the great claims of recession being pretty doggone robust in the 2001/2002 period, when we look back forensically at that thing, we can sort of see elements where there was sort of recessionary impact in there. But of course, the thing that we had back in 2001 and 2002 is the 9/11 effect. And, we don’t have its equivalent here. Let me just comment just sort of about the U.S. consumer that we see. As I said, if we don’t just read the newspapers, but instead really focus on the data of our database that extraordinary database at 50 million customer accounts updated in realtime every day. This is — it’s really quite extraordinary what we see. Delinquencies, roll rates, recovery rates, payment rates, all suggest that the consumer is still financially strong. The purchase volume, as we talked a little bit about, yet is a little weaker, suggesting the consumer is in fact acting conservatively.

Macroeconomic environment probably even since we last met in a forum like this is probably on balance maybe a little bit more favorable. But certainly, the job market, [inaudible] solid GDP growth, solid energy prices and so on, coming down, interest rates stable. Housing is probably the one we most have our eye on with respect to the housing bubble. But still we see a situation that is pretty darn strong. I think the thing that dominates our thinking is less about things we observe about a weakening consumer, which we don’t see, but really more about the defying of gravity with respect to the bankruptcy situation. So again, a strikingly good, solid situation as we look at it.

Joseph Dickerson - Atlantic Equities - Analyst

Thanks.

Mike Rowen - Capital One Financial Corp. - VP, IR

Next question, please.

Operator

Meredith Whitney, CIBC World Markets.

Meredith Whitney - CIBC World Markets - Analyst

I wanted your perspective on the fact that we’re almost through bank earnings season, and the banks that have reported so far have delivered pretty rotten retail banking results. Specifically deposit growth, net interest margin pressure, and they’re about to be your peers shortly. And I wanted to know what you thought of the performance, and then how you guys are going to go about sort of outperforming the industry deposit growth?

Rich Fairbank - Capital One Financial Corp. - Chairman, President & CEO

Okay. Meredith, it is — it is clearly, kind of a challenging time for banks. And the challenge I think, really focuses on kind of 2 problems. Just kind of the flat yield curve in general, creates a margin pressure, as you know. And then also the height of interest rates is creating, in after years of being lower, it’s sort of creating this sort of pent up move by consumers toward being a lot more price sensitive in terms of their deposit products. That particular trend is one we certainly want to keep a close watch on, because that obviously pressures the economics associated with deposit growth. Now, so in some ways we just see the same thing all of the other banks see.

One thing I want to comment for a second about our de novos, because that has been, Meredith, as you know, one of the ways that we felt that we could grow the earnings of our bank business over the longer run. If you look just at the current deposit environment, this is probably the worst time in a sense, to grow deposits significantly, and a time that, if one is investing in de novo branch expansion, you have to pause and count to 3 in doing that. And on the other hand, as we look at branch expansion, nobody says, oh, that was the branch that was originated, that was built 8 years ago when the deposit rates or the yield curve was at such and such a level. What we are doing, Meredith, is trying to keep our eye on the long-term economics associated with investing in banking. While at the same time not assuming that this adverse current environment will go away any time soon. So for example, when we look at deposit economics from de novos, one of the things we model is, gee, what if the environment stayed like this forever. And obviously it’s a lot less return. There’s still return there. But we’re going to try to be as pragmatic as we can about this tough environment, but still keep focused on the long-term. The fact that all of these — I believe that — continue to believe from everything I’ve seen that some of the best long-term returns are available in truly local banking. And what we’re going to do is just get this integration working very sure footedly, and work to continue to invest in those businesses that I think in the end have well above hurdle returns.

Mike Rowen - Capital One Financial Corp. - VP, IR

Next question, please.

Operator

Moshe Orenbuch, Credit Suisse.

Moshe Orenbuch - Credit Suisse - Analyst

Thanks, Rich. Glad you enjoyed the report. Well, one of the things that we did kind of notice, that some of the big players have actually started to slow down their mail volume. And looking at their earnings reports, seeing their earnings momentum in the card business kind of slowing. Do you think that affects the competitive outlook in the next couple of quarters?

Rich Fairbank - Capital One Financial Corp. - Chairman, President & CEO

Moshe, it probably does. I mean, one thing I find about competitors, I find one slows down, and another one speeds up. So count me as a little cautious about believing that we’ve really seen a trend here. But one thing is I think pretty clear that some of them are caught in a pretty significant churn type of situation. And getting out of that is not the easiest thing. I have found generally, Moshe, that there is a — there a correlation between our response and the amount of, and price intensity of the mailings that are out there. So to the extent the market of — the mailings out there soften a little bit, I think that probably would translate into some tangible benefits to us.

Mike Rowen - Capital One Financial Corp. - VP, IR

Next question, please.

Operator

Richard Shane, Jefferies & Co.

Richard Shane - Jefferies & Co. - Analyst

Strategically going forward, what is the plan for the UK? We’ve seen a pretty pronounced behavioral shift. It’s unclear whether or not economically you have the pricing power there, or anybody has the pricing power to make that market as attractive. What is your long-term view for the UK?

Rich Fairbank - Capital One Financial Corp. - Chairman, President & CEO

That is a great question. One thing I want to say is — well, first of all let me kind of pile on to the point of one challenge in the UK is that unlike other places where we see charge-offs go up, typically charge-offs go up, and then charge-offs come down, because it is a cycle. When there’s a kind of underlying change in the behavior of people with respect to their willingness to pay, as opposed to their ability to pay type of thing. This is something that we think probably the safer assumption is this is just a shift. It will level out at some point. But it is a shift that probably won’t come down the way other economic impacts happen. On top of that, we of course have the [OFT] and the impacts on — and it comes at a pretty bad time in terms of capping fees at the 12 pound level.

However, while I don’t have a crystal ball for the UK, I kind of go back to a great reverence I have for the underlying structure of the credit card business, and why it should be enduringly profitable after the industry adjusts in terms of pricing, which is something that’s going to happen over the next year or so. The credit card is a remarkable product that is a combination of a transactional product and a revolving product. It is one of the cornerstones of a consumer’s financial life. It’s a great gateway into cross sell and everything else. But it’s one of the few products that every time — unlike most financial products, where a consumer in a sense virtually holds an auction every time he or she makes a loan or something, takes out a loan. This is a relationship product that where loans are extended all of the time transactions happen. And I think that my guess is, we’re very cautious about this, my guess is that long-term, that the industry will sort itself out, probably even medium term, and that the general structural advantages of a credit card product will return. And therefore, I think this is a business that we’re pretty optimistic about. In the meantime, we have to make absolutely sure we are as conservative as possible and make sure that we keep our exposure as limited as possible here.

Mike Rowen - Capital One Financial Corp. - VP, IR

Next question, please.

Operator

David Hochstim, Bear, Stearns.

David Hochstim - Bear, Stearns - Analyst

Wonder if, Gary, you could clarify again the $20 million recovery that’s from the sale of the written down residuals in the UK?

Gary Perlin - Capital One Financial Corp. - EVP & CFO

No, it — David, this would simply show up as higher recoveries in the trust and increase the performance of that trust, lower the net charge-offs for the period of time in which that sale took place.

David Hochstim - Bear, Stearns - Analyst

So it doesn’t have any impact on the GAAP?

Gary Perlin - Capital One Financial Corp. - EVP & CFO

That’s correct.

David Hochstim - Bear, Stearns - Analyst

Income statement?

Gary Perlin - Capital One Financial Corp. - EVP & CFO

That’s correct.

David Hochstim - Bear, Stearns - Analyst

And then, could you or Rich, or both, just talk about just the evaluation you go through when you go to spend another $1 or $10 million in marketing, and the kinds of returns you expect, and maybe what you’ve been spending the extra $40 million on from the first quarter, if you think about that increase? Or what was pushed back from the fourth quarter to the third?

Rich Fairbank - Capital One Financial Corp. - Chairman, President & CEO

David, in the 18 years we’ve been building this Company, we have created a very rigorous process that now goes all the way down to the level of tiny micro-segments. Where, on the basis of test results, we spend money to roll out aggressively the — on a risk adjusted basis above hurdle rate opportunities that we see. What we have done over this year is no different from what we’ve done all of the other years. Where you see growing marketing investment, that is in response to growing opportunities that we see in the businesses. We operate, in some ways the Company runs a little bit like a — well it’s an investment house that has many, many massive number of little micro-investments going on. And I think it’s the nature of our current situation that there are a number of really good strong opportunities out there. On top of that, the brand spend we do is one that — we invest, gather all of the data that we can, and those are ones where you sign up in advance for buying air time and so on. And that’s another investment that we continue to make that we think is generating great returns.

David Hochstim - Bear, Stearns - Analyst

Can you give us a sense of how much that kind of advertising has picked up, or how much of the overall spending that accounts for?

Rich Fairbank - Capital One Financial Corp. - Chairman, President & CEO

We don’t give our advertising numbers. If you want to get a sense of where the relative investment in advertising, although the absolute numbers are not that reliable, the relativity, I think, is probably a pretty good indicator, is go look at the published industry statistics on investment in advertising.

Operator

Bill Rubin, The Boston Company.

Bill Rubin - The Boston Company - Analyst

One question for Gary, one for Rich. Gary, it’s been several years since the cost of funds — managing the cost of funds has been as important as it is now. I’m wondering what balance sheet financial management steps you’re taking to, either now or as you look out to ‘07, to lower the cost of funds for the corporation? And then a separate question for Rich after that.

Gary Perlin - Capital One Financial Corp. - EVP & CFO

Sure, Bill And of course, managing the cost of funds is something that never loses its importance. And certainly, as we go forward with a wider variety of both asset types and of course, funding vehicles, what you can expect is that we’ll be looking at both getting to the optimal mix of assets and liabilities to lower not just the cost of funds, but to lower the capital adjusted cost of funds. So I think what you can expect going forward is that we will continue to use securitization quite heavily where it is most capital efficient, which will tend to be in the card space. Some of the other assets that we have, which we have securitized because we didn’t have a good choice, we will probably try to migrate to using more of our deposit products to fund those. And then we’ll have some that are kind of in the middle, like our auto finance assets, which as you know, we securitized on balance sheet, so they’re not anymore capital efficient than any other source of funding. And there, to the extent that we continue to have success in building our deposit franchise, obviously, we will look at opportunities to optimize that. Of course, another part of keeping our cost of funds down is making sure that we continue to build the strength of the Company to take advantage of the lower risk that we represent, the higher ratings that we are receiving, to make sure that across the board we’re getting absolutely the best price of funding all of our assets. And, of course having the wide range on both sides of the balance sheet I think will allow us to perform well in almost any kind of an environment.

Bill Rubin - The Boston Company - Analyst

Any way to quantify, looking forward cost of funds direction?

Gary Perlin - Capital One Financial Corp. - EVP & CFO

Only if you can tell me where the yield curve is going to be. Kind of hard to know exactly what that’s going to create. I think we are certainly clear when we announced our banking acquisitions, what we expected in the way of balance sheet synergies as a swapout, if you will, of some of our historical high cost of fund products. Particularly let’s call them, for example the direct CD products, which are now rolling off, and those are being replaced by lower cost, money market deposit accounts, both in our national direct business, as well as in our branches. So, from period to period we’ll keep you updated on the latest trends. But I think certainly, a lower and more competitive cost of funds with our competition is what you can expect.

Bill Rubin - The Boston Company - Analyst

Great. And for Rich, on the Auto Finance business, the charge-off levels, the increase that we saw in the third quarter here, would you characterize it as a lot worse than seasonal? A little worse than seasonal? Just in line with seasonal increases?

Rich Fairbank - Capital One Financial Corp. - Chairman, President & CEO

Yes. I mean, the auto credit, of course, is down 20 basis points year-over-year. Sequential quarter, it’s up actually 80 basis points. And that is dominated by seasonality.

Operator

Jeff Colburn, Wentworth Hauser.

Jeff Colburn - Wentworth Hauser - Analyst

2 questions for you. 1, what should investors think of the potential sort of normalized ROE for Capital One after the North Fork deal? And could you also just break out a little more clearly what acquisition and integration costs were in third quarter for Hibernia and North Fork? And what they would be expected for the fourth quarter as well? Thanks.

Gary Perlin - Capital One Financial Corp. - EVP & CFO

Okay. Sure, Jeff. Actually let’s take the second question first, if we can. Since I’ll have that on the top of my mind. We had virtually no integration expense relative to North Fork in the third quarter. Most of what we’re doing there is planning related, and we do have an integration office that is servicing both of our acquisitions right now, that which we are engaged in, and that which is pending. So the expenses have not rolled through on the North Fork side.

With respect to Hibernia, we’ve indicate that we expect integration expense over the course of 2006 to be about $90 million. That’s what I’ve indicated the last couple of quarters. We’re seeing a little bit of efficiency there, so that we may come in through the course of the year perhaps slightly below that. But we’re still tracking the integration expense that we have projected for for Hibernia. In terms of the ROE, you’re obviously going to be taking 2 institutions as we acquire North Fork with slightly different ROEs. We’re going to be dealing with obviously the creation of some good will in this transaction. And such — as such, we’re obviously going to be at a level somewhere in the low teens to begin with. And I think through the excellent execution of the integration of these institutions, with the strong trajectory we have for good financial performance over the years, I think we have an opportunity to improve those returns by following the kinds of strategies that we’ve laid out.

Jeff Colburn - Wentworth Hauser - Analyst

Great, thank you very much.

Mike Rowen - Capital One Financial Corp. - VP, IR

Next question, please.

Operator

Darren Teller, Lehman Brothers.

Darren Teller - Lehman Brothers - Analyst

The first question I have is actually related to the $200 million that you guys mentioned during the summer. I think it was mostly related to TSYS conversion and other infrastructure changes. I’m wondering where does that fit in, I guess, into this quarter and next quarter? And I guess in general, is that 200 million incrementally higher than was initially planned?

Gary Perlin - Capital One Financial Corp. - EVP & CFO

Darren, it’s Gary. Just to remind you, what we signalled at the time of the last call was that we had an expectation that our second half operating expenses in 2006 would be about $200 million higher than operating expenses in the first half of the year, or call it a quarterly run rate about $100 million higher than we had in the first half. That was not unexpected. We were simply trying to provide the service of reminding you that as you looked at the individual line items in our income statement, to recognize that there are some seasonal variations, and we are engaged in certain kinds of investment activities. But it certainly was expected by us all the way throughout. In the third quarter, our run rate was about $70 million above the quarterly run rate we saw in the first half. And given that one of our major investments, the TSYS conversion that Rich and I mentioned, is running exceptionally smoothly, it is possible that operating expense in the second half may end up below the $200 million incremental level that I mentioned on the last call. We’ve also got some lower operating expenses in the UK where we’ve pulled back. As Rich said, the specific timing of the opening of branches may be later in the year which would tend to bring down the run rate of OpEx in this year.

And finally as I just described in response to the last question, our Hibernia integration costs are running a little bit lower than we had thought. So I think we’re doing quite well against our expectations. We do see a seasonal tick up in operating expenses in the course of the fourth quarter every year. So I think it’s too early to know exactly where we’ll come in. But certainly that $200 million higher in second half than the first half which we’ve expected all along, and I did call to your attention on the last call, appears to be pretty much in line or perhaps we may do slightly better. Probably worth mentioning as well, Darren, that particularly with projects as big as the TSYS conversion, and Rich described how long we’ve been working on this, it is not over. We’re very pleased with the progress that we have made up until now. But the project is still going to be accomplished over an extended period of time. We’ve got a couple more phases to go in this conversion that will take us into ‘07. And we’ve had a number of successful systems conversions we’ve mentioned to you over the course of this year. But that doesn’t mean that we’ve yet been able to give up on some dual processing. It doesn’t mean that we’ve been able to decommission all of our existing systems, and so forth. So I think you will continue to see us focusing on making sure that we are doing well on our conversions, and then making sure that over the course of ‘07 we take the necessary steps to see them through. And then be able to demonstrate some of the returns on those investments, both in terms of greater operating leverage, as well as better innovation going forward.

Darren Teller - Lehman Brothers - Analyst

Okay, thanks.

Rich Fairbank - Capital One Financial Corp. - Chairman, President & CEO

Darren, just one little thing to add to what Gary said. We are actually going to be running on dual platforms all the way to the end of ‘07 for logistical reasons. I won’t go into the details here. So while in some ways the most significant parts of the conversion have now sort of happened mechanically, there is a very substantial tail on the back of this, plus sort of just pent up sort of system investment that both sort of to leverage the new system, as well as the stuff that was deferred to get this big elephant going through the snake, so to speak. I think that the operating cost dividend from this being on the backside of this big investment in the new platform is really more of an ‘08 instead of an ‘07 phenomenon.

Mike Rowen - Capital One Financial Corp. - VP, IR

Next question, please.

Operator

Ed Groshans, Fox-Pitt Kelton.

Ed Groshans - Fox-Pitt Kelton - Analyst

I just want to talk, you might have addressed this already, but in the auto segment, the margin seems to be relatively flat, yet the charge-offs are lifting up. Are you doing more sub-prime there? Or is the balance staying the same, and this is just seasonal impact? Or is there something else in there?

Rich Fairbank - Capital One Financial Corp. - Chairman, President & CEO

The sub-prime is actually — well relative to a year ago, the sub-prime is a meaningful number of basis points lower percentage on the whole. I don’t quite remember. It’s something like 6 basis points — I mean, 6 percentage points lower. Something like that. That’s not a rigorous number. It’s directional. Look, I’m not sure if there’s any unique thing that’s going on on the revenue side. I mean seasonally, there’s the normal seasonal effect that you see. Gary, did you want to add anything to that?

Gary Perlin - Capital One Financial Corp. - EVP & CFO

— the highly competitive situation with one of our major competitors pushing on the revenue side. But again, our losses are down year-over-year, and I wouldn’t read anything into it.

Ed Groshans - Fox-Pitt Kelton - Analyst

Okay. Because the margin last year was closer to 8, down almost 100 basis points year-over-year, yet the charge-off rate is down only 20 bips or so. I just didn’t know. Looked like maybe there was something else moving underneath.

Rich Fairbank - Capital One Financial Corp. - Chairman, President & CEO

We also had the Hibernia business portfolio come in there, and certainly that business has been lower loss and certainly thinner margin. So I think we’re seeing the effect of the continued gradual migration up markets. But with — generally, my perception of the auto business overall, it’s just not — there’s no unique stories at the moment. It’s very much, as I joked with Dave Lawson, it’s just a good old boring story, just the way we like it.

Mike Rowen - Capital One Financial Corp. - VP, IR

Next question, please.

Operator

Bob Napoli, Piper Jaffray.

Bob Napoli - Piper Jaffray - Analyst

Your major competitor in auto, I think yesterday kind of suggested that they were going to pull back. So we’ll see if that actually happens. 2 questions, I guess, and 1 and a follow-up. The PE multiple of Capital One obviously is not what you want it to be long-term. And, one of the reasons, I think that the valuation is maybe where it’s at, is I think the perception that as soon as you guys get this thing rolling a little bit, North Fork’s acquired, the next deal is going to be announced. And I think there are a lot of gun shy investors based upon that theory. And I just wondered what your thoughts are in that regard, and then I do have a follow-up.

Rich Fairbank - Capital One Financial Corp. - Chairman, President & CEO

Okay. Bob, I appreciate that you think the PE is on the low end. Obviously, when we look at the — our positioning to really win in the marketplace, and then the years of performance we’ve delivered, we’re certainly disappointed that it is where it is. I do think there is a lot of uncertainty sort of in investor’s mind at the moment, there’s a lot of risk. As I’ve often said, we’ve taken more short-term risk to reduce long-term risk. The integration is significant, complex, and I certainly feel investors are taking a wait and see attitude. You know, Bob, we take the same mind set in — as we go into banking as we have from — in every other business that we’ve gone into. And that is that we work backwards from the marketplace where it’s going. From time to time, we make moves to alter our bone structure, as we have in this deal and as we have in the past. And yet the Company also will be incredibly focused on shareholder value. An so while we have had a very significant change in the sort of just the structure of our Company, nothing has changed in how we look at the business, and are focused on always creating long-term shareholder value. And I look forward to demonstrating our continued focus on the thing that many investors have valued us for over the years.

Bob Napoli - Piper Jaffray - Analyst

And one of those has been organic growth, I guess. I don’t know if you — .

Rich Fairbank - Capital One Financial Corp. - Chairman, President & CEO

That’s exactly right. We are taking our whole methodology. Again, our primary focus right now is just integrating these companies. But of course, a key thing we look forward to is taking the horizontal economic whole investment model that we have used in every business, to take that into banking where we think there’s a lot of organic growth possibilities, Bob. And we look forward to doing that.

Bob Napoli - Piper Jaffray - Analyst

On the follow-up question. And maybe this is minor, but maybe it’s not. In the banking business this quarter, if you look at the yields and your net interest margin in the bank certainly is counter to just about every other regional bank that has reported, and your margins are up. And it looks like, and I think Gary may have gave part of the answer in some of the rolloffs of higher cost CDs or whatever. However, it looks like the yields on the loans improved, as well, in the bank. And I just don’t know if you started marketing some other higher margin products, or slowed down the marketing of other lower margin products. What’s going on with that bank margin, or is it just too early to read anything at all into that trend?

Gary Perlin - Capital One Financial Corp. - EVP & CFO

Bob, it’s Gary. And of course, in addition to the item you picked up on earlier, there is a significant purchase accounting impact on both sides on the balance sheet in our banking segment this quarter. And when you call in to talk with the IR team, they can walk you through where you’ll see that. That’s not a huge item, but I think enough to make us look a little bit different than many of the other banks that have reported this week.

Mike Rowen - Capital One Financial Corp. - VP, IR

Okay. Thank you for joining us on this conference call today. And thank you for your interest in Capital One. The investor relations staff will be here this evening to answer any questions you may have. Have a good evening.

Operator

That concludes today’s presentation. We thank you for your participation, and you may disconnect at this time.

Additional Information

North Fork stockholders are urged to read the joint proxy statement/prospectus regarding the proposed merger of Capital One and North Fork Bancorporation, Inc. (“North Fork”), which was first mailed to North Fork stockholders on or about July 14, 2006, because it contains important information. They may obtain a free copy of the joint proxy statement/prospectus and other related documents filed by Capital One and North Fork with the Securities and Exchange Commission (SEC) at the SEC’s Web site at http://www.sec.gov. The joint proxy statement/prospectus and the other documents also may be obtained for free by accessing Capital One’s Web site at http://www.capitalone.com under the tab “Investors” and then under the heading “SEC & Regulatory Filings” or by accessing North Fork’s website at http://www.northforkbank.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Forward-looking Statements

Statements in this conference call transcript that are not historical facts should be considered forward-looking statements with respect to Capital One or North Fork. Forward-looking statements of this type speak only as of the date of this report. By nature, forward-looking statements involve inherent risk and uncertainties. Various factors, including, but not limited to, unforeseen local, regional, national or global events, economic conditions, asset quality, interest rates, loan demand, changes in business or consumer spending, borrowing or savings habits, deposit growth, adequacy of the reserve for loan losses, competition, stock price volatility, government monetary policy, anticipated expense levels, changes in laws and regulations, the level of success of the company’s asset/liability management strategies as well as its marketing, product development, sales and other strategies, the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as the Financial Accounting Standards Board and other accounting standard setters, the costs and effects of litigation and of unexpected or adverse outcomes in such litigation, matters related to the proposed transaction between Capital One and North Fork (including, among others, receipt of regulatory approvals, risks related to integration issues, and cost and revenue synergies) and changes in the assumptions used in making the forward-looking statements, could cause actual results to differ materially from those contemplated by the forward-looking statements. Capital One and North Fork undertake no obligation to update or revise forward-looking statements to reflect subsequent circumstances, events or information or for any other reason.